FILED BY DUPONT DE NEMOURS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: DUPONT DE NEMOURS, INC.

COMMISSION FILE NO. 001-38196

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Project Neptune: N&B Employee Email

Memo from Matthias Heinzel: DuPont Nutrition & Biosciences to Combine with IFF

December 15, 2019

Dear N&B Colleagues,

By now you will all have seen the announcement that DuPont has signed an agreement to combine our Nutrition & Biosciences business with IFF, a leading innovator of taste, scent and nutrition ingredients. We are convinced that the transaction will position our combined company to become a category-defining partner for value-added ingredients, with a unique ability to deliver differentiated, integrated solutions to thousands of customers across a broad range of end markets.

Together, we will be able to offer differentiated solutions to customers of all sizes and meet consumer-driven preferences for “natural and better for you” products impacting a wide range of end markets from consumer packaged goods to nutrition to household and personal care. We believe this combination will give us a durable long-term advantage and provide DuPont N&B and our employees with a new pathway to drive growth in a competitive market.

This transaction will create a complementary portfolio with global scale and the #1 or #2 position in high-value, high-growth value-added ingredient categories including Taste, Texture, Scent, Plant-Based Proteins, Enzymes, Cultures, Probiotics and Pharma Excipients. Our combined R&D pipeline and enhanced technology capabilities will allow us to deliver even more value to our customers by providing them with the integrated ingredients they are increasingly demanding. This in turn will help them drive growth by significantly increasing speed to market, creating new efficiencies in product development and providing critical consumer insights for next-generation products.

IFF and DuPont N&B share a culture that is rooted in innovation, sustainability and winning teams driven by an unwavering commitment to our customers. Our combined organization will have an executive management team that draws upon the best talent from both companies who bring ample experience with integrating large organizations, assisted by an Integration Office.

The transaction is expected to close in Q1, 2021 and is subject to IFF shareholder approval as well as certain regulatory approvals and other customary closing conditions. Importantly, until the close of this transaction, we will remain independent entities with our own operations and operational goals. For the time being it is business as usual at DuPont N&B. It is important to remain focused on your day-today responsibilities and on providing our customers with the high-quality service they have come to expect from us. We will continue to rely on our Core Values to guide us through the transition process, and we will keep you updated.

In DuPont N&B, we have been on an amazing journey over the last few years. We have come together from several different businesses and created a market leader with an admired portfolio, outstanding innovations, excellent operations and high customer trust.

DuPont N&B is what it is today because of us. We are the key behind DuPont N&B’s success and you should all be proud of your contribution. Today’s announcement is also an acknowledgement of this enormous effort and dedication – we have made DuPont N&B an attractive well-run business, strong enough to combine with IFF.

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Thank you for your continued commitment, focus and hard work, and I look forward to speaking with many of you in our town halls on Monday and Tuesday and over the coming weeks about our bright future.

Sincerely,

Matthias Heinzel

DuPont Nutrition & Biosciences Business President

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding DuPont’s, IFF’s and N&Bco’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (i) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws, (ii) failure to obtain necessary regulatory approvals, approval, if required, of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (iii) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (iv) risks and costs and pursuit and/or implementation of the separation of the N&B Business, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (v) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”); (vi) potential liability arising from fraudulent conveyance and similar laws in connection with the distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”); (vii) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses; (viii) uncertainty as to the long-term value of DuPont common stock; (ix) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (x) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (xi) the integration of IFF and N&Bco being more difficult, time consuming or costly than expected; (xii) IFF’s and N&Bco’s failure to achieve expected or targeted future financial and operating performance and results; (xiii) the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate IFF and N&Bco; (xiv) customer loss and business disruption being greater than expected following the proposed transaction; (xv) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments; (xvi) legislative, regulatory and economic developments; (xvii) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (xviii) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (xix) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (xx) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (xxi) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (xxii) the ability of N&Bco or IFF to retain and hire key personnel (xxiii) the risk that N&Bco, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (xxiv) the risk that N&Bco and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (xxv) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, and (xxvi) other risks to DuPont’s, N&Bco’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could result in a significant operational event for DuPont, N&Bco or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&Bco’s or IFF’s intellectual property rights; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war

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Project Neptune: N&B Employee Email

or hostilities, as well as management’s response to any of the aforementioned factors. A further list and description of risks and uncertainties can be found in DuPont’s Form 10-Q for the period ended September 30, 2019 and in its subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of IFF or N&Bco would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on DuPont’s or N&Bco’s consolidated financial condition, results of operations, credit rating or liquidity. Neither DuPont nor N&Bco assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the proposed combination of N&Bco and IFF, which will immediately follow the proposed separation of the N&B Business from DuPont (the “proposed transaction”), N&Bco, IFF and Merger Sub intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, N&Bco expects to file a registration statement in connection with its separation from DuPont. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&BCO, MERGER SUB AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF at the following:

DuPont Contact Information

DuPont Investors: Lori Koch Lori.d.koch@dupont.com +1 302-999-5631 IFF Contact Information Michael DeVeau Michael.DeVeau@iff.com +1 212-708-1212	Media: Dan Turner Daniel.a.turner@dupont.com +1 302-996-8372

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 11, 2019 and its definitive proxy statement filed with the SEC on May 1, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.